                        [Rutan & Tucker, LLP Letter Head]




                                December 14, 2007



VIA FEDEX AND
EDGAR CORRESPONDENCE

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Strasbaugh
                  Registration Statement on Form SB-2
                  Filed on December 14, 2007
                  File No. 333-144787
                  ------------------------------------

Dear Mr. Mancuso:


         This letter responds to the comments of your letter dated October 5, 2007 relating to Strasbaugh (the "Company"), a copy of which letter is enclosed for your convenience.

         The enclosed clean and marked-to-show-changes copies of Amendment No. 2 to the Company's Registration Statement on Form SB-2, Reg. No. 333-144787 (the "Registration Statement") contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of October 5, 2007, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of October 5, 2007. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith.


1. GIVEN THE NATURE AND SIZE OF YOUR TRANSACTION, WE ARE UNABLE TO AGREE WITH YOUR RESPONSE TO PRIOR COMMENT 1 THAT THE TRANSACTION BEING REGISTERED IS ELIGIBLE TO BE MADE ON A SHELF BASIS UNDER RULE 415(A)(L)(I), BECAUSE YOU ALSO DO NOT APPEAR TO BE ELIGIBLE TO CONDUCT A DELAYED OR CONTINUOUS OFFERING UNDER RULE 415(A)(1)(X), YOU MAY NOT FILE A REGISTRATION STATEMENT BEFORE THE



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Russell Mancuso, Esq.
December 14, 2007
Page 2



         TIME THAT THE SELLING SECURITY HOLDERS EXERCISE AND CONVERT THEIR OUTSTANDING SECURITIES INTO COMMON STOCK. AT THAT TIME, YOU MAY REGISTER THE TRANSACTION ON THE FORM ON WHICH YOU ARE ELIGIBLE TO REGISTER A PRIMARY OFFERING, IDENTIFY THE SELLING SECURITY HOLDERS AS UNDERWRITERS IN THE REGISTRATION STATEMENT, AND INCLUDE THE FIXED PRICE AT WHICH THE UNDERWRITERS WILL SELL THE COMMON STOCK FOR THE DURATION OF THE OFFERING.

         The Company has revised the Registration Statement to reduce the aggregate amount of shares of the Company's common stock to an amount equal to approximately one-third of the Company's public float as of immediately prior to the offering of the Company's Series A Preferred Stock. In connection therewith, and consistent with the terms and conditions contained in the Registration Rights Agreement, the underlying shares of common stock with respect to the Placement Warrants have been eliminated in their entirety. We believe that an offering equal to approximately one-third of the Company's public float is consistent with the Staff's guidance relative to Rule 415.

2. REFER TO YOUR RESPONSE TO PRIOR COMMENT 15. PLEASE NOTE THAT YOUR FORM 8-A REGISTRATION STATEMENT WILL BECOME EFFECTIVE AUTOMATICALLY BY OPERATION SECTION 12(G) OF THE EXCHANGE ACT SIXTY DAYS AFTER IT WAS FILED.

         To the extent that the Form 8-A is not declared effective prior to the effectiveness of the Registration Statement, the Company expects to request acceleration of effectiveness of the Form 8-A to coincide with the effectiveness of the Registration Statement.

PROSPECTUS COVER PAGE

3. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 2. GIVEN THAT THERE IS NO MARKET FOR YOUR SECURITIES, PLEASE PROMINENTLY DISCLOSE THE FIXED PRICE AT WHICH YOUR SELLING SHAREHOLDERS WILL SELL THEIR SECURITIES, RATHER THAN THE RANGE AS YOU DESCRIBE.

         Additional disclosure has been added to the cover page and in the "Plan of Distribution" section on page 92 of the Registration Statement indicating the price at which Selling Security Holders may sell their shares until a public market develops for the Company's common stock. The fixed price will be the closing price of a share of common stock on the date that the Registration Statement is declared effective (we would request acceleration of effectiveness after the close of the market) or, if the Company's common stock is not traded on the day of effectiveness, the closing price on the last date on which a trade occurred preceding the date of effectiveness.


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Russell Mancuso, Esq.
December 14, 2007
Page 3



4. AS STATED IN PRIOR COMMENT 2, WE DO NOT OBJECT TO DISCLOSURE REGARDING SALES AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES AFTER SHARES ARE QUOTED ON THE OTC BULLETIN BOARD; HOWEVER, THE LANGUAGE IN YOUR PROSPECTUS APPEARS TO BE MORE BROAD. PLEASE REVISE ACCORDINGLY.

         The Company has revised its disclosure on the cover page of the prospectus and in the "Plan of Distribution" section on page 92 of the Registration Statement to clarify that the Selling Security Holders will sell at the disclosed fixed price until the Company's shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

BUSINESS, PAGE 30

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENTS 18 AND 30 THAT, AFTER SHAREHOLDERS APPROVED YOUR DISSOLUTION, THE BOARD PURSUED AND PRELIMINARILY AUTHORIZED THE SHARE EXCHANGE TRANSACTION. PLEASE TELL US HOW THE BOARD'S ACTIVITY WAS CONSISTENT WITH THE DISSOLUTION PLAN AND PROCEDURES FILED AND DESCRIBED IN YOUR DEFINITIVE PROXY MATERIAL FILED MAY 5, 2005. FROM THAT PROXY MATERIAL, IT APPEARS THAT SHAREHOLDERS AUTHORIZED MANAGEMENT TO CONDUCT ONLY A SPECIFIC, LIMITED SET OF ACTIVITIES THAT DID NOT INCLUDE A SHARE EXCHANGE. INCLUDE IN YOUR RESPONSE TO THIS COMMENT, SPECIFIC REFERENCES TO THE DISCLOSURE IN YOUR PROXY STATEMENT AND THE PLAN OF DISSOLUTION INCLUDED AS AN ANNEX TO THE PROXY MATERIAL.

         On June 3, 2005, the Company's shareholders approved a plan of dissolution (the "Plan of Dissolution") and thereby voluntarily elected to wind up and dissolve the Company pursuant to Section 1900 of the California Corporations Code ("Code").

         While the Plan of Dissolution provided that the Company would not carry on the business for which it was established except as may be necessary or incidental to the winding up of the Company's affairs in accordance with the Plan of Dissolution, management of the Company was unable to complete the Plan of Dissolution as contemplated. Significantly, management was unable to liquidate its investment in shares of common stock of NewGen Telecom Co., Ltd. (the "NewGen Investment"). The Company's shareholders were aware of this risk as the Company's proxy statement and related materials filed on May 5, 2005 (the "Proxy Statement") clearly stated that the Company may not be able to liquidate the NewGen Investment. Management's efforts to convince NewGen Telecom Co., Ltd. to consent to a private transfer of the Company's interest in NewGen Telcom Co., Ltd. were unsuccessful and a public market for the NewGen common stock did not develop. Thus, the Company could not liquidate the NewGen Investment and was at a standstill with respect to completing the dissolution



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Russell Mancuso, Esq.
December 14, 2007
Page 4



process pursuant to the terms of the Plan of Dissolution. In light of its inability to liquidate the NewGen Investment, the Company's prior board of directors decided on August 22, 2005 to postpone completion of the Plan of Dissolution. However, as contemplated in the Proxy Statement, the Company continued to incur operating costs as a result of its inability to complete the Plan of Dissolution.

         After making a determination to postpone completion of the Plan of Dissolution, in the fourth quarter of 2006 the prior board of directors was presented with an opportunity to enter in to a share exchange transaction with R.H. Strasbaugh (then called Strasbaugh). While the Company's prior board of directors did not affirmatively seek out this opportunity, the board believed that in order to properly discharge its fiduciary duties to the Company's shareholders it was obligated to consider the opportunity.

         At the time the prior board of directors made the determination to consider the share exchange transaction, it believed that the indefinite operating costs being incurred in continuing to pursue the Plan of Dissolution were outweighed by the potential benefits attendant the share exchange transaction. After due consideration, the prior board of directors deemed that pursuing the share exchange transaction was in the best interests of the Company and its shareholders and, as a result, decided to seek shareholder approval of the transaction.

         Section 309 of the Code states that a "director shall perform the duties of a director . . . in a manner such director believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances." In making its decision to seek shareholder approval of the share exchange transaction as an alternative to the Plan of Dissolution, the prior board of directors was performing its duties in a manner that it believed to be in the best interests of the Company and its shareholders and in accordance with its overriding fiduciary duty to act in a manner that promotes the best interests of the shareholders under California law.

         Although Section 1903 of the Code provides that the board "shall continue to act as a board and shall have full powers to wind up and settle its affairs," and may carry on business "to the extent necessary for the beneficial winding up thereof and . . . as the board may deem necessary to preserve the corporation's goodwill or going-concern value" (emphasis added), Section 2001 of the Code states the powers and duties of the directors are not limited to those listed. Thus, although the prior board of directors did not have an affirmative duty to find an alternative to the Plan of Dissolution, when it became evident that the successful completion of the Plan of Dissolution was unlikely, the prior board of directors did have an obligation to consider any alternatives that were presented. Therefore, even though the shareholders of the Company had approved the

Russell Mancuso, Esq.
December 14, 2007
Page 5



Plan of Dissolution, the prior board of directors had the overriding duty under California law to operate as a board of directors when presented with an alternative to the Plan of Dissolution, and as such was obligated to consider whether pursuing the share exchange transaction opportunity in lieu of completing the Plan of Dissolution was in the best interests of the Company and its shareholders.

         In addition to the prior board of directors' fiduciary duty to act, at all times, in the best interests of the Company's shareholders, Section 1902 of the Code provides that an election to wind up and dissolve may be revoked by the vote of shareholders holding shares representing a majority of the voting power. Furthermore, the shareholders were advised in the Proxy Statement that they could revoke their voluntary election to wind up and dissolve even after approving the Plan of Dissolution. Thus, because the shareholders had the power under California law to revoke their decision to windup and dissolve the Company, the prior board of directors believed that it was obligated--by its fiduciary duty to act in a manner that promoted the best interest of the Company's shareholders--to present the shareholders with the opportunity to approve the share exchange transaction and, in doing so, provide the shareholders with the opportunity to exercise their power to revoke their prior approval of the Plan of Dissolution.

         On February 14, 2007, the prior board of directors delivered a proxy statement to the Company's shareholders presenting to the shareholders the share exchange transaction as an alternative to completing the Plan of Dissolution. In presenting the shareholders with the opportunity to enter into the share exchange transaction, the proxy statement clearly stated that the board of directors would continue with the Plan of Dissolution if the share exchange transaction was not approved. The proxy statement solicited the shareholders votes at a meeting of the Company's shareholders to be held on March 14, 2007.

         We note that pursuant to Section 1902 of the Code, a voluntary election to wind up and dissolve may be revoked by the vote of shareholders holding shares representing a majority of the voting power PRIOR TO THE DISTRIBUTION OF ANY ASSETS PURSUANT TO THE ELECTION AND UPON THE FILING OF A CERTIFICATE WITH THE SECRETARY OF STATE OF CALIFORNIA TO THAT EFFECT.

         Although the Company declared and paid two dividends after the Plan of Dissolution was adopted, the Company did not distribute any assets pursuant to the election to wind up and dissolve and/or the Plan of Dissolution. In that regard, we note the following:

         o On May 27, 2005, before the Plan of Dissolution was adopted, the prior board of directors declared a dividend of $0.62 per share of common stock



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Russell Mancuso, Esq.
December 14, 2007
Page 6



         CONDITIONED ONLY UPON THE SALE OF THE SUBSTANTIALLY ALL OF THE ASSETS OF THE COMPANY. The Proxy Statement presented both the sale of substantially all of the Company's assets and the Plan of Dissolution to the shareholders for approval. While approval of the Plan of Dissolution was conditioned upon the approval of the sale of assets, the approval of the sale of assets was not conditioned upon approval of the Plan of Dissolution. Thus, if the shareholders had approved the sale of assets and not the Plan of Dissolution, the Company would have been obligated to pay the dividend declared on May 27, 2005. Thus, as this dividend was declared prior to approval of the Plan of Dissolution and as this dividend would have been paid regardless of whether the Plan of Dissolution was approved, it cannot be considered as a distribution of assets made in pursuance of the election to wind up and dissolve.

         o On December 14, 2005, the prior board of directors declared a dividend of $0.12 per share of common stock. As of that date, the prior board of directors had already made a determination to postponed the Plan of Dissolution (i.e., by board action taken on August 22, 2005). Further, the prior board of directors specifically characterized this dividend in the board minutes as an extraordinary dividend (as opposed to a liquidating dividend in connection with the Plan of Dissolution).

         Thus, the Company had not distributed any assets pursuant to the election to wind up and dissolve prior to the revocation of the Plan of Dissolution. In addition, at a shareholders' meeting on March 14, 2007, the Company's shareholders approved the share exchange transaction and thereby effectively revoked the Plan of Dissolution. Subsequent to obtaining shareholder approval, the Company formally revoked the Plan of Dissolution by filing with the California Secretary of State a Revocation of Election to Wind Up and Dissolve pursuant to Section 1904(a) of the Code and consequently consummated the share exchange transaction.

         In conclusion, while the prior board of directors acted, at all times, in a manner that it believed to be in the best interests of both the Company and its shareholders, a majority of the shareholders effectively ratified the board's decision to consider an alternative to the Plan of Dissolution when they approved the share exchange transaction. Further, the California Secretary of State accepted the Certificate of Revocation on May 24, 2007.


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Russell Mancuso, Esq.
December 14, 2007
Page 7



EXPAND OUR PRESENCE IN CHINA, PAGE 36

6. PLEASE DISCLOSE YOUR RESPONSE TO PRIOR COMMENT 23 THAT THE RESEARCH INSTITUTE IS A GOVERNMENT-FUNDED AGENCY.

         The Company has revised its disclosure on page 41 of the Registration Statement to disclose that the 45th Research Institute in China is a government funded agency.

MANAGEMENT, PAGE 46

7. PLEASE EXPAND YOUR RESPONSE TO PRIOR COMMENT 32 TO PROVIDE A MORE DETAILED ANALYSIS OF HOW YOU CONCLUDE THAT THE "KEY EMPLOYEES" ARE NOT EXECUTIVE OFFICERS AS DEFINED BY RULE 405. FOR EXAMPLE, IT IS UNCLEAR HOW A "VICE PRESIDENT -- SALES AND MARKETING" IS NOT A "VICE PRESIDENT OF THE REGISTRANT IN CHARGE OF A PRINCIPAL BUSINESS UNIT DIVISION OR FUNCTION (SUCH AS SALES...)" AS DEFINED IN RULE 401 CITE ALL AUTHORITY ON WHICH YOU RELY.

         Pursuant to Rule 405, a registrant's executive officers include (i) registrant's president, (ii) any vice president of the registrant IN CHARGE OF a principal business unit, division or function (such as sales, administration or finance), (iii) any other officer who performs a policy making function and (iv) any other person who performs similar policy making functions for the registrant. Rule 405 also states that "[e]xecutive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant."

         Mike Kirkpatrick, Allan Patterson and Tony Schraub are employees of the Company's subsidiary, R. H. Strasbaugh, and are listed as "key employees" because they contribute significantly to the Company's business. However, none of them perform "policy-making functions" for the Company or R. H. Strasbaugh. As such, and as discussed in detail below, the Company does not believe that the persons listed as "key employees" are executive officers of the Company or its subsidiary, R. H. Strasbaugh.

         A. Vice President of the registrant in charge of a principal unit, division or function.

         Neither of the "key employees" is IN CHARGE OF, or responsible for, the sales and marketing, business development, engineering or any other unit, division or function of the Company. All major decisions relating to their respective business units must be approved by the Company's Chief Operating Officer. Thus, neither of the "key employees" should be deemed executive officers.



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Russell Mancuso, Esq.
December 14, 2007
Page 8



         Further, while sales and marketing may be deemed a principal function of the Company's business, business development and engineering are not principal units, divisions, or functions of the Company. Additionally, Mr. Schraub does not hold a title of vice president. Accordingly, neither of Mr. Patterson or Mr. Schraub should be deemed executive officers.

         While Mr. Kirkpatrick is not IN CHARGE OF the sales and marketing functions of the Company (and as such should not be deemed an executive officer), the corporate title of Mr. Kirkpatrick has been changed from "Vice President - Sales and Marketing" to "Director - Sales and Marketing" to clarify any misconceptions that may arise as a result of Rule 405 specifically addressing the division of "sales." B. Policy Making Functions.

         The Company's board of directors, Chief Executive Officer and Chief Financial Officer are solely responsible for the policy-making functions of the Company and perform all policy making functions, if any, with respect to the Company's business. Each of the titular heads of sales and marketing, business development and engineering (i.e., the "key employees") serves under the direction of the Company's Chief Executive Officer.

         Because none of the individuals listed as "key employees" perform any "policy-making functions," the Company's board of directors, after due consideration, concluded that they are not executive officers as defined under Rule 405 of the Securities Act. The Company's board of directors has also determined that the individuals identified as "key employees" are not officers as defined by Rule 16a-1(f) of the Exchange Act.

         For all the foregoing reasons, the Company believes that none of the "key employees" are executive officers of the Company.

EMPLOYMENT AGREEMENTS, PAGE 54

8. PLEASE EXPAND YOUR DISCLOSURE PROVIDED IN RESPONSE TO COMMENT 34 TO ADDRESS ALL SEVERANCE BENEFITS MENTIONED IN THE AGREEMENTS.

         The Company has revised its disclosure in the "Employment Agreements" section on page 59 of the Registration Statement to provide a description of all severance benefits contained in each of the executive's employment agreements.

Russell Mancuso, Esq.
December 14, 2007
Page 9



CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 68

9. PLEASE TELL US WHY YOU HAVE NOT INCLUDED THE NOTE PAYABLE TO AGILITY CAPITAL LLC IN THIS SECTION.

         The Company has revised its disclosure in the "Certain Relationships and Related Transactions" section on page 75 of the Registration Statement to include a description of the note payable to Agility Capital, LLC.

REPAYMENT OF LOAN, PAGE 69

10. PLEASE RECONCILE THE AMOUNT PAID TO ALAN STRASBAUGH ON MAY 31, 2007 WITH THE AMOUNT DISCLOSED IN NOTE 5 ON PAGE F-14.

         The Company has revised its disclosure in the "Certain Relationships and Related Transactions" section on page 75 of the Registration Statement to correct a typographical error made in the previous filing of the Registration Statement.

SERIES A PREFERRED STOCK FINANCING, PAGE 69

11. WE REISSUE PRIOR COMMENT 42 WHICH SOUGHT DISCLOSURE IN YOUR PROSPECTUS.

         The Company has revised its disclosure in the "Series A Preferred Stock Financing" section on page __ of the Registration Statement to include disclosure relative to the basis for B. Riley and Co. Inc.'s assignment of its warrants to the Company's related parties and consideration paid by such related parties.

REPURCHASES, PAGE 70

12. PLEASE SPECIFY THE DATE OF THE REPURCHASES. ALSO, DISCLOSE THE NUMBER OF SHARES REPURCHASED AND THE EXERCISE PRICE AND NUMBER OF SHARES UNDERLYING THE WARRANTS.

         The Company has revised its disclosure in the "Repurchase of Preferred Stock" and "Repurchase of Common Stock and Warrants" sections on page 77 of the Registration Statement to disclose the number of shares repurchased and the exercise price and number of shares underlying the warrants.



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Russell Mancuso, Esq.
December 14, 2007
Page 10



INDEX TO FINANCIAL STATEMENTS, PAGE F-1

-CORRECTION OF PRIOR PERIOD ERROR, PAGE F-7

13. PLEASE REFER TO PRIOR COMMENT 57. PLEASE PROVIDE US WITH A COMPREHENSIVE QUANTITATIVE ANALYSIS OF THE MATERIALITY OF EACH INDIVIDUAL ERROR BASED ON THE GUIDANCE IN SAB 99 AND SAB 108 FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2006 AND THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006. WITHIN THE ANALYSIS PLEASE PROVIDE YOUR ANALYSIS OF THE MATERIALITY FOR EACH OF THESE PERIODS ASSUMING THE TRANSACTIONS HAD BEEN RECORDED CORRECTLY. THE QUANTITATIVE ANALYSIS SHOULD ADDRESS OPERATING INCOME (LOSS), NET INCOME (LOSS), EARNINGS (LOSS) PER SHARE AND ANY OTHER RELEVANT MEASURES AS WELL AS THE FACTORS OUTLINED IN SAB 99 AND SAB 108.

         Subsequent to the issuance of the December 31, 2006 financial statements, the Company discovered an error in its interest expense account which affected its 2005 and 2006 fiscal years. In the first quarter of fiscal 2007 the Company recorded additional interest expense to correct the cumulative impact of the error which amounted to $56,000 at December 31, 2006.

         The error resulted from an incorrect compounding of interest on the outstanding principal and interest payable on a related party note. The Company considered the relative quantitative and qualitative aspects of the computational error. In evaluating the cumulative impact of $56,000 on the December 31, 2006 income statement and balance sheet, the Company considered an offsetting unrecorded difference of $34,000 related to inventory pricing errors that arose in 2006.

         The inventory pricing errors were detected in 2007 during the audit of the Company's 2006 financial statements. The error of $34,000 is the extrapolated total impact on inventory of smaller errors discovered in an audit sample used in price testing the December 31, 2006 inventory balance. The total inventory pricing error is less than 3% of the 2006 net income and is considered insignificant to the results of operations and the financial statements. Further, because the error is an extrapolation of sample errors, identifying individual items to adjust prices is not possible, however, inventory prices are adjusted periodically. Accordingly, the inventory pricing errors were considered insignificant and no adjustment of the 2006 financial statements was considered necessary.

Russell Mancuso, Esq.
December 14, 2007
Page 11


         The following is a quantitative analysis of the materiality of each individual error for the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2007 and 2006. The analysis shows the dollar value and percentage of the errors assuming the transactions had been recorded correctly.

                                               Year Ended                                 Nine Months Ended
                        ---------------------------------------------------        ------------------------------------
                          12/31/2006          12/31/2006                                                 9/30/2006
                         iron curtain          rollover          12/31/2005          9/30/2007          rollover
                       ------------------ ------------------   -------------       -----------------  ------------------
Operating Income
   As reported         $ 2,000,578        $  2,000,578        $    563,309         $   573,000       $ 1,472,000
   Pricing error            34,000     2%       34,000    2%             -                   -            26,000    2%
   Interest error                      0%                 0%                                                        0%
                       ------------------------------------------------------------------------------------------------
      Corrected        $ 2,034,578     2% $  2,034,578    2%  $    563,309         $   573,000       $ 1,498,000    2%
                       ===========        ============        ============         ===========       ============

Net Income
   As reported         $ 1,168,384        $  1,168,384        $    114,816         $   146,000       $ 1,008,000
   Pricing error            34,000     3%       34,000  2.9%                  0%             -    0%      26,000   3%
   Interest error          (56,000)   -5%      (44,000)  -4%       (12,000) -12%        56,000   28%     (30,000) -3%
                       ------------------------------------------------------------------------------------------------
      Corrected        $ 1,146,384    -2% $  1,158,384   -1%  $    102,816  -12%   $   208,000   27% $ 1,004,000    0%
                       ===========        ============        ============         ===========       ============

Earnings per share
   As reported         $      0.08        $       0.08       $        0.01         $      0.38       $      0.07
   Pricing error       $      0.00     3% $       0.00   3%  $        -       0%   $         -    0% $      0.00    3%
   Interest error            (0.00)   -5%        (0.00) -4%          (0.00)  -9%          0.00    1%       (0.00)  -3%
      Corrected               0.08    -2%         0.08  -1%           0.01   -9%          0.38    1%        0.07    0%
                       ===========        ============        ============         ===========       ============

Note: 75% of extrapolated pricing error is allocated to the first 9 months of 2006, actual interim period(s) when errors arose are unknown.

         Accordingly, the net impact of the interest expense and inventory pricing errors on the 2006 net income was $22,000. The Company believes the impact of the known errors in the 2006 and 2005 financial statement are insignificant and that the financial statements are not required to be restated. In addition, disclosure of the correction of the error in the 2007 interim financial statements is considered appropriate as the impact of the correction is not considered significant to the Company's expected annual income or to the trend in earnings.

         In analyzing the proper disposition of the error, the Company considered the provisions of SAB No. 108, SAB No. 99 and APB No. 28. In accordance with APB No. 28, in determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

Russell Mancuso, Esq.
December 14, 2007
Page 12



         The errors were not intentional. The interest expense error was due to an incorrect amortization schedule for a note payable. The payments due on the note in prior periods were not paid as scheduled because the Company was short of cash and this led to an improper interest accrual on the balance owed which grew from quarter to quarter until paid. The inventory pricing error is an estimate of the error in the pricing of the Company's on hand inventory.

         Discussion of the quantitative impact of the errors on the prior period financial statements is as follows:

FISCAL 2005:

         Approximately $12,000 related to the fiscal year ended December 31, 2005, which amount had no impact on operating profit, is approximately 12% of net income and is approximately 2% of interest expense for the year. The error did not change the earnings per share, had no impact on cash flows and was insignificant both quantitatively and qualitatively in relation to sales, total assets and net equity. Based on the relative insignificance of the error, the Company considers the financial statements for the year ended December 31, 2005 to be fairly stated in all material respects. As such, no restatement is required.

FISCAL 2006 ROLLOVER:

         The net impact of the interest expense and inventory pricing errors on fiscal 2006 net income is $10,000 or approximately 1% of net income (assuming transactions were recorded properly). Operating income is understated by $34,000 (or 2%) as a result of the inventory pricing errors. The error did not change the earning per share, had no impact on cash flows and was insignificant both quantitatively and qualitatively in relation to sales, total assets and net equity. Based on the relative insignificance of the error, the Company considers the financial statements for the year ended December 31, 2006 to be fairly stated in all material respects. As such, no restatement is required.

FISCAL 2006 IRON CURTAIN:

         The net impact of the interest expense and inventory pricing errors on fiscal 2006 net income is $22,000 or approximately 2% of net income (assuming transactions were recorded properly). Operating income is understated by $34,000 (or 2%) as a result of the inventory pricing errors. The error did not change the earning per share, had no impact on cash flows and was insignificant both quantitatively and qualitatively in relation to sales, total assets and net equity. Based on the relative insignificance of the error, the Company considers the financial statements for the year ended December 31, 2006 to be fairly stated in all material respects. As such, no restatement is required.

Russell Mancuso, Esq.
December 14, 2007
Page 13





INTERIM PERIODS:

         For the proper treatment of the adjustment for the error the Company considered the impact on the financial statements for the nine months ended September 30, 2007 and 2006. In accordance with APB 28, "Interim Financial Reporting," for purposes of determining materiality for correction of an error the guidance states as follows:

         "...AMOUNTS SHOULD BE RELATED TO THE ESTIMATED INCOME FOR THE FULL FISCAL YEAR AND ALSO TO THE EFFECT ON THE TREND OF EARNINGS. CHANGES THAT ARE MATERIAL WITH RESPECT TO AN INTERIM PERIOD BUT NOT MATERIAL WITH RESPECT TO THE ESTIMATED INCOME FOR THE FULL FISCAL YEAR OR TO THE TREND OF EARNINGS SHOULD BE SEPARATELY DISCLOSED IN THE INTERIM PERIOD."

         Accordingly, as described above, the Company considers the impact of the errors insignificant for the year ended December 31, 2006. Management considered the quantitative and qualitative aspects of the errors. The interest expense error occurred somewhat ratably over the course of the year ($30,000 in the nine months ended September 30, 2006) and for purposes of this analysis we assume the 2006 inventory pricing error also occurred ratably ($26,000 in the nine months ended September 30, 2006) over the year because specifying when it occurred, or if it existed, is not possible. Individually, these errors represent approximately 3% of net income for the nine months ended September 30, 2006 and on a combined basis the net impact is 0%. The errors did not change the earnings per share, had no impact on cash flows and were insignificant both quantitatively and qualitatively in relation to sales, total assets and net equity. Based on the relative insignificance of the errors, the Company considers the interim financial statements for the nine months ended September 30, 2006 to be fairly stated in all material respects. As such, no restatement is required.

         For the nine months ended September 30, 2007, the correction of the interest expense error resulted in a misstatement of net income of $56,000, or 28%. The Company expects to report operating results of a sufficient amount for the year ending December 31, 2007, such that management does not consider the $56,000 adjustment recognized in the nine months ended September 30, 2007 material to the expected results for the year ending December 31, 2007, or to the trend in earnings for the interim periods in the year ending December 31, 2007. In addition, the total inventory pricing error identified in fiscal 2006 of $34,000 is not specifically identifiable and may, or may not, remain uncorrected as of September 30, 2007. This uncorrected error is considered insignificant to the Company's expected results for fiscal 2007 and in relation to the trend in earnings and accordingly, the Company considers the interim financial statements as of September 30, 2007 to be fairly stated in all material respects. (See response to Comment No. 14.)

Russell Mancuso, Esq.
December 14, 2007
Page 14




         In evaluating the quantitative and qualitative aspects of the misstatements as discussed here, management considered that materiality concerns the significance of an item to users of a registrant's financial statements and that a matter is material if there is a substantial likelihood that a reasonable person would consider it important. Also, that the omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable tat the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

         Further discussion of the qualitative aspects of the errors on the financial statements is as follows:

         In addition to the quantitative factors the following factors were considered that may render material a quantitatively small misstatement of a financial statement:

     o whether the misstatement arises from an item capable of precise measurement;
     o whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;
     o    whether the misstatement masks a change in earnings or other trends;
     o whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise;
     o    whether the misstatement changes a loss into income or vice versa;
     o whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability;
     o whether the misstatement affects the registrant's compliance with regulatory requirements;
     o whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements;
     o whether the misstatement has the effect of increasing management's compensation (for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation); or
     o whether the misstatement involves concealment of an unlawful transaction.

Russell Mancuso, Esq.
December 14, 2007
Page 15


         None of the above factors are believed to cause the error in interest expense or the inventory pricing errors to be qualitatively significant. Pricing inventory involves numerous estimates and quantification of the pricing error resulted from the extrapolation of a sample, consequently the misstatement is not a result of precise measurement. The degree of imprecision is not believed to be significant.

14. FURTHER TO THE ABOVE, WE NOTE FROM YOUR RESPONSE THAT YOU HAD A $34,000 UNRECORDED ERROR RELATED TO INVENTORY PRICING ADJUSTMENTS THAT WOULD RESULT IF MORE INCOME DURING FISCAL 2005. HOWEVER, YOU DISCLOSE IN YOUR FOOTNOTES THAT YOU HAD $33,000 IN UNRECORDED ERRORS RELATED TO INVENTORY PRICING ADJUSTMENTS THAT AROSE DURING FISCAL 2006. PLEASE TELL US AND REVISE YOUR FILING TO CLEARLY DISCLOSE THE AMOUNT OF THE UNRECORDED ERROR, WHEN THE ERROR WAS DETECTED, AND THE FISCAL YEAR THAT THE ERROR RELATES. WITHIN YOUR DISCUSSION, PLEASE EXPLAIN TO US WHY YOU HAVE NOT CORRECTED THIS ERROR WITHIN YOUR FINANCIAL STATEMENTS.

         The inventory pricing errors were detected in 2007 during the audit of the Company's 2006 financial statements. The error of $34,000 is the extrapolated total impact on inventory of smaller errors discovered in an audit sample of price tests of the December 31, 2006 inventory balance. The total inventory pricing error is less than 3% of the 2006 net income and is considered insignificant to the results of operations and the financial statements. Further, because the error is an extrapolation of sample errors, identifying individual items to adjust prices is not possible, however, inventory prices are adjusted periodically. Accordingly, the inventory pricing errors were considered insignificant and no adjustment of the 2006 financial statements was considered necessary.

NOTE 9. CONDITIONALLY REDEEMABLE CONVERTIBLE SERIES A PREFERRED STOCK, PAGE F-19

SERIES A PREFERRED STOCK FINANCING, PAGE F-19

15. WE NOTE THAT YOU ISSUED SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK WITH A CUMULATIVE 8% DIVIDEND RATE DURING THE SIX MONTHS ENDED JUNE 30, 2007. PLEASE REVISE YOUR FILING TO STATE, IF TRUE, THAT YOU EVALUATED THE CONVERSION FEATURE AND REDEMPTION FEATURES FOR POTENTIAL EMBEDDED DERIVATIVES BASED ON THE GUIDANCE IN SFAS 133 AND THAT YOU CONCLUDED THAT THE PREFERRED STOCK WAS CONVENTIONAL CONVERTIBLE DEBT (I.E. AKIN TO EQUITY RATHER THAN DEBT) AND THE UNDERLYING REASONS WHY. REFER TO EITF 00-19 AND SFAS 133.

Russell Mancuso, Esq.
December 14, 2007
Page 16


         The Company has revised its disclosure in the "Series A Preferred Stock Financing" section commencing on page F-28 of the Registration Statement to state that the Company evaluated the conversion and redemption features for potential embedded derivatives in accordance with SFAS No. 133 and determined that accounting for potential embedded derivatives is not required with respect to its Series A Preferred Stock. The redemption feature is considered clearly and closely related to the host contract, and the conversion feature is considered to be (i) indexed to the Company's stock and (ii) classified in shareholders equity in its statement of financial position. In each case SFAS No. 133 does not require separation of the feature as an embedded derivative. SFAS No. 133 defines derivative instruments as a financial instrument or other contract with all three of the following characteristics:

     (i) It has (a) one or more underlyings and (b) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

     (ii) It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

     (iii) Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

         SFAS No. 133 provides guidance on derivative instruments and contracts that do not in their entirety meet the definition of a derivative instrument but may contain "embedded" derivative instruments. The Statement requires that an embedded derivative instrument be separated from the host contract and accounted for as a derivative instrument if specified criteria are met. The Statement also indicates the necessary criteria for bifurcation including (i) that the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, as well as (ii) that a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of the Statement.

         The Company has evaluated the redemption feature and determined that the economic characteristics and risks are clearly and closely related to the host primarily because the host contract contains no residual equity interest and is therefore considered more akin to debt.

         The Company believes that the conversion feature in its Series A Preferred Stock meets the conditions specified in paragraphs 6-10 of SFAS No. 133 to be considered a potential embedded derivative instrument. However, the Company believes the conversion feature should not be considered a derivative instrument based on the guidance in paragraph 11 of SFAS No. 133 regarding contracts that should not be considered and accounted for as derivative instruments including contracts issued or held by that reporting entity that are both (i) indexed to its own stock and (ii) classified in stockholders' equity in its statement of financial position.

Russell Mancuso, Esq.
December 14, 2007
Page 17




         EITF Issue No. 00-19 provides guidance in determining whether an embedded derivative would be classified in stockholders' equity in accordance with SFAS No. 133 if it were freestanding. In analyzing the conditions necessary for equity classification in paragraphs 12-32 of EITF Issue No. 00-19, the Company considered that there are no provisions in the Series A Preferred Stock that could require net-cash settlement, the Company may settle the contract in unregistered shares, the number of shares issuable under the conversion option are fixed, and there are sufficient authorized and unissued shares available to settle the contract after consideration of all other commitments that may require the issuance of stock during the maximum period the contract could remain outstanding, there are no provisions in the conversion option indicating rights that rank higher than those of the common stockholders, and there is no requirement to post collateral.

16. WE NOTE THAT YOU ISSUED 1,271,797 WARRANTS TO PURCHASE COMMON STOCK IN CONNECTION WITH THE SERIES A PREFERRED STOCK FINANCING. WE FURTHER NOTE FROM EXHIBIT C PROVIDED IN YOUR RESPONSE THAT THE HOLDERS OF THE WARRANTS MAY EXERCISE UNDER A CASHLESS EXERCISE FEATURE IF THE UNDERLYING COMMON STOCK IS NOT REGISTERED. PLEASE TELL US AND REVISE YOUR FILING TO DISCLOSE ALL OF THE TERMS OF THE WARRANTS INCLUDING THE CASHLESS EXERCISE FEATURE. WITHIN YOUR REVISED DISCLOSURE, PLEASE EXPLAIN HOW YOU CONSIDERED THIS CASHLESS OR NET SHARE SETTLEMENT FEATURE WITHIN YOUR ANALYSIS TO CLASSIFY THESE INSTRUMENTS AS EQUITY UNDER EITF 00-19.

         The Company has revised its disclosure in the "Warrants" section commencing on page F-32 of the Registration Statement to provide additional information regarding the terms of the warrants, including the cashless exercise feature. In addition, within the revised disclosure on page F-34, the Company describes how it considered the cashless exercise feature in its determination to classify the warrants as equity under EITF Issue No. 00-19.


ANNUAL FINANCIAL STATEMENTS, PAGE F-25

STATEMENTS OF INCOME, PAGE F-27

17. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 58 IN WHICH YOU STATE THAT THE STATUTE OF LIMITATIONS HAS EXPIRED AND, AS SUCH, THESE BALANCES ARE NO LONGER LEGAL CLAIMS. PLEASE TELL US THE LEGAL BASIS FOR YOUR CONCLUSIONS THAT THESE DEBTS HAVE BEEN EXTINGUISHED IN ACCORDANCE WITH SFAS 140, INCLUDING WHETHER YOU OBTAINED AN OPINION FROM LEGAL COUNSEL.

Russell Mancuso, Esq.
December 14, 2007
Page 18




         Management considered the requirements of SFAS 140 in concluding that these debts were extinguished. Whether the Company was in fact released from these debts and the condition in paragraph 16(b) of SFAS 140 was met is a matter of law. An opinion from legal counsel was obtained advising that the statute of limitations effectively bars filing of a suit or claim in these matters and that the Company is not legally liable to pay the debts. Accordingly, the Company believes that it has been legally released from the liabilities. In addition, management believes the likelihood that the Company would be required to make future payments with respect to the debts is nil.

         By way of background, in October 2000, the Company entered into a restructure of its unsecured vendor debt through CMA Business Credit Services, which was reflected in a Workout Agreement. Most of the Company's unsecured trade debt signed on to the Workout Agreement and their respective debts were deferred and compromised in accordance with the Workout Agreement. Certain of the unsecured trade creditors existing as of October 2000 did not sign and join the Workout Agreement (the "Non-Participating Creditors"). By December 31, 2005 these outstanding balances were five to seven years old and clearly beyond the state statute of limitations. At this point in time, some of these balances would be well over seven to ten years old. Management determined, and legal counsel concurred, that there is no threat of any legal claims, or any future payments required and no Company assets are, or will be, set aside for any payments of these balances of the Non-Participating Creditors and that these balances were properly derecognized in accordance with SFAS 140.


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-30

-PROPERTY, PLANT, & EQUIPMENT. PAGE F-32

18. PLEASE REFER TO PRIOR COMMENT 68. PLEASE ADDRESS THE FOLLOWING COMMENTS:

     o AS PREVIOUSLY REQUESTED, PLEASE PROVIDE TO US THE AMOUNT OF THIS EQUIPMENT INCLUDED IN INVENTORY AND PROPERTY, PLANT, AND EQUIPMENT AT DECEMBER 31, 2006.

     o PLEASE TELL US AND REVISE YOUR FILING TO CLEARLY EXPLAIN WHY YOU TRANSFER TOOLS FROM INVENTORY TO PLANT, PROPERTY, AND EQUIPMENT AT NET COST RATHER THAN AT THE LOWER OF COST OR MARKET.

     o CITE THE ACCOUNTING LITERATURE RELIED UPON AND HOW YOU APPLIED THIS LITERATURE TO YOUR SITUATION.

Russell Mancuso, Esq.
December 14, 2007
Page 19




         At December 31, 2006, the Company had $9,000 of equipment recorded in its property, plant and equipment which had previously been carried in inventory, which is negligible in relationship to property, plant and equipment of $2 million and inventory of over $7 million. The items are part of the primary product lines of the Company and are generally made with the ultimate goal of selling to an end user. There were no balances of any inventory amounts at year end which had been transferred from property, plant and equipment. Decisions are sometimes made to retain inventory built for re-sale into property, plant and equipment in order to demonstrate the product to prospective customers and/or use for testing, improvements, etc. In any event, these are items which represent the Company's primary product lines and are sold in the ordinary course of business. When the Company does retain a product, or tool for lab and/or demonstration purposes, transferring to property, plant and equipment recognizes that the tool is not held for sale.

         The Company always transfers tools from inventory to property, plant and equipment at the lower of cost or market. The reference to "net cost" was a misnomer and, was previously used internally to denote lower of cost or market. Transfers from inventory to property, plant and equipment are evaluated at the balance sheet date for impairment under SFAS No. 144 and otherwise depreciated over the estimated future life of the equipment. The Company has revised its disclosure in the "Property, Plant, and Equipment" section commencing on page F-48 of the Registration Statement to provide that transfers from inventory to property, plant and equipment are made at the lower of cost or market.

-REVENUE RECOGNITION, PAGE F-34

19. PLEASE REFER TO PRIOR COMMENT 60. WE NOTE THAT YOU RECOGNIZE REVENUE FOR TOOLS ONCE THE CUSTOMER HAS VISITED THE PLANT, SIGNED OFF ON THE TOOL, AND THE TOOL IS COMPLETED AND SHIPPED. WE FURTHER NOTE THAT YOU PROVIDE INSTALLATION SERVICES TO YOUR CUSTOMERS AND THAT YOU DO NOT CHARGE FOR INSTALLATION AS IT IS AN INCONSEQUENTIAL OR PERFUNCTORY OBLIGATION AND NOT CONSIDERED A SEPARATE ELEMENT OF THE SALES CONTRACT. PLEASE TELL US AND REVISE YOUR FILING TO EXPLAIN WHETHER A PORTION OF THE CONTRACT FEE IS PAYABLE UPON THE INSTALLATION OF YOUR TOOLS AND HOW YOU CONSIDERED THE GUIDANCE IN QUESTION 3 OF SAB TOPIC 13A3(C) IN YOUR REVENUE RECOGNITION POLICY.

         The Company does not charge for installation as it is an inconsequential or perfunctory obligation and not considered a separate element of the sales contract. All contract fees are payable within 60 days after delivery, and payment is not contingent upon installation. Management considered Question 3 of SAB 104 Topic 13A3(c) in its revenue recognition policy. This question "considers a unit of accounting that includes both equipment and

Russell Mancuso, Esq.
December 14, 2007
Page 20




installation because the two deliverables do not meet the separation criteria under EITF Issue No. 00-21. This may be because the equipment does not have value to the customer on a standalone basis, there is no objective and reliable evidence of fair value for the installation or there is a general right of return when the installation is not considered probable and in control of the vendor." The topic continues, "Conversely, examples of indicators that installation is not essential to the functionality of the equipment include:

     o    The equipment is a standard product; (true in the Company's case)
     o Installation does not significantly alter the equipment's capabilities; (true in the Company's case) and
     o Other companies are available to perform the installation." (true in the Company's case)

         In the Company's case, installation is not a requirement which effects payment of its invoices by customers and there is no right of return, nor cancellation of purchase orders once issued and full payment of invoices are due 60 days from date of invoice, irrespective of any other payment arrangements, if any, and whether or not installation is complete.

         Installation is not considered essential to the functionality of the equipment (i) as the equipment is shipped complete and requires no modification upon installation, (ii) installation does not alter the equipment's capabilities, (iii) installation does not involve significant changes to the features or capabilities of the equipment or building complex interfaces or connections, (iv) installation is available from other vendors or is performed by customers, and (v) no portion of the contract fee may be withheld or is refundable if the Company does not perform the installation.

20. PLEASE REFER TO PRIOR COMMENT 61. WE NOTE FROM YOUR RESPONSE AND DISCLOSURES ON PAGE F-34 THAT YOUR PRODUCTS CONTAIN SOFTWARE. PLEASE TELL US AND REVISE YOUR FILING TO EXPLAIN HOW YOUR REVENUE RECOGNITION POLICIES CONSIDER THE GUIDANCE IN SOP 97-2, AS AMENDED BY SOP 98-9.

         With regard to software, the Company sells products which includes software in two areas;

     o Tools with software embedded - This software is an integral part of the tool which is needed for the tool (or machine) to operate properly, much like the software in an automobile. This software is not typically upgraded, licensed nor sold separately.

Russell Mancuso, Esq.
December 14, 2007
Page 21




     o Enhancements (sometimes referred to as Upgrades) - This is actually a suite of products which involve hardware, or parts such as robotics, which include software to make those refurbished tools operate. These Enhancements, or Upgrades, are made on older Company tools and older tools made by competitors. These products are sold on their own merits and not tied to previous sales in the form of continuous upgrades, bug fixes or patches. Again, the Company does not license, upgrade nor sell the software separately.

         Revenue is recognized on equipment upgrades when the Company completes the installation of the upgrade parts and/or software on the customer's equipment and the equipment is shipped to and accepted by the customer. The upgrade contracts cover a one-time upgrade of a customer's equipment with new or modified parts and/or software. After installation of the upgrade the Company has no further obligation on the contracts, other than standard warranty provisions. The revenue recognition requirements of SOP 97-2 are met upon delivery and acceptance of the equipment, including the parts and/or software upgrades, to the customer. The Company has revised its disclosure in the "Revenue Recognition" section commencing on page F-49 of the Registration Statement to explain how the Company's revenue recognition policies consider the guidance in SOP 97-2.

-SHIPPING COSTS, PAGE F-34

21. PLEASE REFER TO PRIOR COMMENT 61 AS PREVIOUSLY REQUESTED, PLEASE REVISE YOUR ACCOUNTING POLICY AND STATEMENT OF OPERATIONS TO RECOGNIZE SHIPPING AMOUNTS BILLED TO CUSTOMERS AS REVENUE. REFER TO PARAGRAPH 5 OF EITF 00-10.

         The Company has restated its Statements of Operations for the years ended December 31, 2006 and 2005 to reclassify amounts billed to customers as revenue pursuant to EITF Issue No. 00-10. The Company has revised its disclosure in the "Shipping Costs" section on page F-51 of the Registration Statement to recognize shipping amounts billed to customers as revenues in compliance with EITF Issue No. 00-10.

NOTE 10. STOCK COMPENSATION PLANS, PAGE F-43

22. PLEASE REFER TO PRIOR COMMENT 66. WE NOTE FROM YOUR RESPONSE THAT THE FAIR VALUE OF YOUR COMMON STOCK ON THE MODIFICATION DATE WAS $0.07 PER SHARE AND THAT YOU DETERMINED THE FAIR VALUE OF YOUR COMMON STOCK BASED UPON THE LAST KNOWN SALES PRICE OF $0.07 PER SHARE. PLEASE TELL US WHEN THE LAST KNOWN SALES PRICE OCCURRED AND WHETHER IT WAS TO A RELATED PARTY OR AN UNRELATED THIRD PARTY.

Russell Mancuso, Esq.
December 14, 2007
Page 22




         FURTHER TO THE ABOVE, PLEASE EXPLAIN TO US WHY YOU RECOGNIZED $7,000 IN COMPENSATION EXPENSE FOR THIS MODIFICATION UNDER SFAS 123(R) AND APB 25 SINCE YOU ADOPTED SFAS 123(R) ON JANUARY 1, 2006.

         In August and October of 2005, the Company (R.H. Strasbaugh) repurchased 1,481,574 shares of its common stock for $1,817, or approximately $0.001 per share, from a former Chief Financial Officer of the Company, and 851,631 shares of its common stock for $1,044, or approximately $0.001 per share, from a former member of the Board of Directors. In February 2001, an officer of the Company exercised his options to purchase shares of the Company's common stock at an exercise price per share of $0.07.

         The reference to APB 25 in the prior filing was an error. The Company has revised it disclosure on page F-62 of the Registration Statement to delete the references to both SFAS 123(R) and APB 25.

23. PLEASE REFER TO PRIOR COMMENT 67. PLEASE EXPLAIN TO US WHAT YOU MEAN BY "GRANT/MODIFICATION DATE FAIR VALUE." FOR INSTANCE, PLEASE REVISE YOUR FILING TO EXPLAIN IF THIS AMOUNT RELATES TO THE FAIR VALUE OF YOUR COMMON STOCK UNDERLYING THE STOCK OPTIONS ON THE DATE OF MODIFICATION OR IF IT RELATES TO THE FAIR VALUE OF THE OPTION AS DETERMINED BY THE BLACK SCHOLES MODEL ON THE MODIFICATION DATE.

         The reference to "grant/modification date fair value" in the prior filing was an error and has been deleted from the table on page F-62 of the Registration Statement.

EXHIBIT 99.1

24. WE NOTE THE EXHIBIT FILED IN RESPONSE TO PRIOR COMMENT 13. HOWEVER, THE EXHIBIT SHOULD SPECIFICALLY CONSENT TO BEING NAMED IN THE PROSPECTUS AND TO THE USE OF THE DATA IN THE MANNER PRESENTED IN YOUR PROSPECTUS.

         The Company has included the consent of Laredo Technologies as Exhibit
99.1 to the Registration Statement.

Russell Mancuso, Esq.
December 14, 2007
Page 23




         We trust that the foregoing is responsive to your comments in your letter of comments dated October 5, 2007. If you have any questions, please call me at (714) 641-3450.

                                             Sincerely yours,

                                             RUTAN & TUCKER, LLP


                                             /s/ Larry A. Cerutti

                                             Larry A. Cerutti

LAC:jss
cc:      Jay Mumford, Esq. (w/enc.)
         Ms. Tara Harkins (w/enc.)
         Mr. Chuck Schillings (w/enc.) (via electronic mail)
         Mr. Richard Nance (w/enc.) (via electronic mail)
         Mr. Fred Furry (w/enc.) (via electronic mail)